Public Report

ARROW INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2021

With Report of Independent Registered Public Accounting Firm

Arrow Investments, Inc.
Table of Contents
December 31, 2021



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Arrow Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arrow Investments, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Conover Securities as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Arrow Investments, Inc.'s management. Our responsibility is to express an opinion on Arrow Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arrow Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Arrow Investments, Inc.'s auditor since 2019.

Maitland, Florida

January 19, 2022

Arrow Investments, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	70,495
Prepaid expenses		602
Total assets	$	71,097

Liabilities and Stockholders' Equity

Liabilities

Accrued expense	$	5,900
Due to related party		1,700
Total liabilities		7,600
Commitments and contingencies (see Note 7)		

Stockholders' equity

Common stock, $0.01 par value; 20,000 shares authorized; 80 shares issued and outstanding	1
Additional paid-in capital	47,249
Retained earnings	16,247
Total stockholders' equity	63,497

Total liabilities and stockholders' equity	$	71,097

The Notes to Financial Statement are an integral part of this statement.

Arrow Investments Inc.
Notes to Financial Statement
December 31, 2021

1.   Nature of Operations

Arrow Investments, Inc. (the "Company") was incorporated in June 1998 in the State of New York, and operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its customers are located throughout the United States.

2.   Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Significant Judgments
Revenue from contracts with customers include advisory fees for providing marketing advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue From Contracts With Customers
The Company receives advisory fee income for providing marketing advisory services. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangements are completed, which is typically at the close of a transaction. However, advisory fees for certain contracts are recognized over time as obligations are simultaneously provided by the Company and consumed by the customer as services are provided. The Company identifies the specific performance obligation associated with the contract and determines when the specific performance obligation has been satisfied, based on achievement of milestones and/or a time elapsed measure of progress. In certain transactions, the performance obligation in considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be recognized upon completion of the performance obligation. At December 31, 2021, the Company had $0 in deferred revenue.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

Income Taxes
The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes. The Company files tax returns in the U.S. federal jurisdiction and one state. The Company incurred no interest or penalties, has no open years prior to 2018, and had no unrecognized tax benefits at December 31, 2021.

3.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2021, the Company had net capital of $62,895 which exceeded the required net capital of $5,000 by $57,895. At December 31, 2021, the Company's aggregate indebtedness to net capital ratio was 0.12 to 1.

4.   **Regulation**

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5.   **Concentrations**

For the year ended December 31, 2021, one customer accounted for 100% of the Company's revenue.

6.   **Related Party Transactions**

The Company has an expense sharing agreement with a company (the "affiliate") whose shareholders are also the shareholders of the Company. The affiliate pays certain general and administrative expenses on behalf of the Company. At December 31, 2021 amount due to related party was $1,700. Amounts are non-interest bearing and are expected to be repaid within one year from December 31, 2021.

7.   **Commitments and Contingencies**

The Company's overhead expenses are paid by an affiliate. The Company has an agreement with the affiliate and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the affiliate pay certain expenses on behalf of the Company. These expenses are billed directly to the affiliate by the vendors. The Company has no obligation, direct or indirect, to compensate the affiliate or any third party.

8.   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through January 19, 2022, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.